ABCs of Investing, Mutual Funds & Saving for Retirement

Steve Benjamin
Sit Mutual Funds
3300 IDS Center
612-359-2554
spb@sitinvest.com
www.sitfunds.com

February 13, 2008

CAUTION!

The information in this packet is provided for informational purposes only.

This information is subject to change at any time without notice.

Before making investment decisions, consult your tax adviser and/or financial planner.

INVESTING

- "Gentlemen, this is a football."
  -- Vince Lombardi

Save

- Saving money (e.g. at a bank) involves very little risk
- Little risk = little return
- That can be okay…sometimes

Example

- Account at ABC = 0.30%
  - Jan. 1 - $100
  - Dec. 31 - $100.30
- Account at DEF = 4.1%
  - Jan. 1 - $100
  - Dec. 31 - $104.10

Invest

- "To put money to use, by purchase or expenditure, in something offering potential profitable returns, as interest, income, or appreciation in value."
  - Stocks
  - Bonds
  - Real estate
  - Gold

Risk

- "The chance of injury or loss."
- The more risk you are willing to take, the greater your potential return will be
  - Markets are motivated by fear and greed
- Risk must be managed

Managing Risk

- How do we manage risk:
  - When we drive a car?
  - When we cross the street?
  - To make sure we're not late for work?
- What can happen when risk isn't managed?

Time

- Identifying your time horizon helps you invest properly
- Time horizon makes all the difference
  - Your checking account
  - Robert's retirement account (age 39)

Reality

- Low return with high risk is possible
- High return with no risk doesn't exist
- "What fund is doing best right now?"

INVESTING: BONDS

Bond Basics

- Buying a bond makes you a lender
- You loan the government or a company money and they promise to:
  - pay interest to you
  - pay back the amount you loaned them at some point in the future
- Your potential gain is limited

Bond Safety

- A bond issued by the U.S. government is safer to own than a bond issued by a company...
- ...because our gov't can tax people to pay its bills and won't go out of business
- Recognizing this, corporations will issue their bonds at a higher interest rate

Interest & Prices

- A bond's interest rate doesn't change
- A bond's price can change
- Bond prices move as interest rates change – *inversely*
  - Like a see-saw

How a Bond's Price Can Change

- $1,000 bond paying 6% interest

Interest Rates Today	Possible Selling Price of Bond
4%	$1,100
8%	$900

INVESTING: STOCKS

Stock Basics

- Buying a stock makes you an <u>owner</u>
- The company may pay you a dividend
  - Dividend – Distribution of a portion of a company's earnings to its shareholders

Stock Basics (Continued)

- The value of a company (real or perceived) may go up or down which may be reflected in the stock's price
- Your potential gain is <u>unlimited</u>

Microsoft

- If you bought 1 share for $21 in 1986 when Microsoft stock went public, how much would it be worth now?
  - A. $210
  - B. $2,100
  - C. $5,000
  - D. $8,900

Would you have invested?



Microsoft Corporation, 1978

Risks

- Interest rate risk
  - You own a bond and interest rates go up
  - The price of your bond will go down
- Reinvestment risk
  - You own a bond paying you 5% interest
  - It matures and comparable interest rates are at 2%
- Inflation risk
  - You earned 1% last year
  - Inflation was 4% last year

Example of Inflation Risk

- 44 years ago:
  - a new car cost $3,495
  - tuition to go to Harvard was $1,520
  - the average cost to rent an apt. was $115
  - it cost $1.25 to see a movie
  - gas was 30 cents / gallon
  - a loaf of bread cost 21 cents
  - a stamp cost 5 cents

More Risks

- Default risk (bonds only)
  - e.g. Enron bond matures next week
- Event risk
  - e.g. 9/11
- Company risk
  - e.g. Krispy Kreme

Not Every Stock Does So Well


Krispy Kreme
DOUGHNUTS & COFFEE
SINCE 1937

Ouch



S&P 500 Index

- Consists of 500 stocks chosen for market size, industry grouping, etc.
  - Energy, industrials, information technology, health care, financials, consumer staples
- Equal to about 70% of the total value of the U.S. stock markets
- Gives investors an idea of the overall movement of the stock market

S&P 500


Exchange provides no volume data.

Dollar Cost Averaging

Month	Amount	Price	Shares Bought
Jan	$200	$10	20
Feb	$200	$8	25
Mar	$200	$5	40
Apr	$200	$5	40
May	$200	$8	25
June	$200	$12.50	16
Totals	$1,200		166

DCA Benefits

- Invest the same amount of money periodically and buy
  - more shares when the price is lower
  - fewer shares when the price is higher
- Invested $1,200 and bought 166 shares
  - Average cost per share was $7.23 ($1,200 / 166 shares)
  - Average price per share was $8.08
- Not a guaranteed way to make money

Go Figure

- Supermarket sales cause people to stock up
- Stock market sales cause people to run (i.e. sell low)
- When supermarkets raise their prices, people shop elsewhere
- When the stock market rises, people buy stocks (i.e. buy high)

How Percentages Work

- Your account was $10,000
- It's now $5,000 -- it fell 50%
- To get back to $10,000, you will need a <u>100%</u> return

Remember...

When it comes to investing:

Do not put all of your eggs in one basket

REPEAT:

Do not put all of your eggs in one basket

MUTUAL FUNDS

Mutual Fund

- Mutual Fund: An investment company that:
  - uses its capital to invest in stocks or bonds of other companies
  - continually offers new shares and buys existing shares back at the request of the shareholder

Prospectus

- Investment Objective
  - "The Fund primarily seeks to provide current income that exceeds the dividend yield of the S&P 500 Index and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation."
- Principal Investment Strategies
- Risks

Annual (and Semi-Annual) Report

- Names and # of the Shares of Stocks
- Value of the stocks
- Top 10 Holdings
- Portfolio Structure by Sector
- Performance Results
- Other information

Stock Mutual Funds

- There are many types
  - Style: Growth, Value
  - Company size: Large Cap, Mid Cap, Small Cap
  - Geographic location: Domestic, International, Global

Terms

- Cap: Abbreviation for "capitalization"
- Capitalization: Price per share x the # of shares outstanding
  - Coca-Cola is a large cap stock
- Global: Stocks in a mutual fund with this name could be domestic or foreign

Growth and Value

- Growth: A stock of a company which is growing earnings and/or revenue faster than its industry or the overall market. Income is often used to finance further expansion.
- Value: A stock that is considered to be a good stock at a great price, based on its fundamentals (e.g. company growth, revenue, earnings, management).

Bond Mutual Funds

- There are many types
  - Issuer: Government, Corporate, Municipal
  - Geographic location: Domestic, Global
  - Maturity/Duration: Short, Intermediate, Long
  - Quality: High, Medium or Low

INVESTING FOR RETIREMENT

Company Retirement Plans

- 401(k), 403(b), 457
- In 2008, you can save $15,500 on a pre-tax basis ($20,500 if you are 50 or older)
  - Maybe on an after-tax ("Roth") basis
- Saving pre-tax lowers your wages…
- …which lowers your tax bill this year
- Contributions grow tax-deferred until withdrawn
- Mutual funds are a popular investment

Other Company Plans

- Profit Sharing, SEP-IRA
- Contributions are made by the company to employees
- The maximum contribution per employee is the lesser of 25% of pay or $46,000
- Contributions grow tax-deferred until withdrawn
- Mutual funds are a popular investment

Individual Retirement Plans

- Traditional IRA
  - a tax deduction may be allowed
  - contributions grow tax-deferred
  - you cannot contribute beyond age 70½
  - you must begin taking annual distributions at 70½
- Roth IRA
  - a tax deduction is not allowed
  - contributions grow tax-free
  - you can contribute beyond age 70½
  - you are not required to take annual distributions at 70½
- NOTE: You must have "earned income" to contribute to an IRA

IRA Contribution Limits

- $4,000 for tax year 2007
  - $5,000 if you were at least 50 on 12/31/07
  - Contribution must be made by 4/15/08
- You can't contribute to a Roth IRA if you are a:
  - Single filer who makes $114,000+
  - Joint filer who makes $166,000+

- -

- $5,000 for tax year 2008
  - $6,000 if you will be at least 50 on 12/31/08
  - Contribution must be made by 4/15/09

A Regular Account

- An account in your name
- Pay taxes each year on the earnings
- Pay capital gains tax when you sell your investments at a later date

Review

- 401(k), 403(b), 457, Traditional IRA
  - Get a tax deduction today
  - Pay tax when withdrawing funds later
- Roth IRA
  - No tax deduction today
  - Withdraw contributions anytime and owe no tax
  - If account is open for 5 years and you're at least 59½, pay no tax on any withdrawals
- Regular account
  - Pay a little tax each year
  - Pay capital gains tax when funds are sold later

FIRST: Time Horizon

- You must identify your time horizon
- Generally, the longer time horizon you have, the more risk you can afford to take
- Generally, investing in bond funds is less risky than investing in stock funds
  - Low risk = low return
  - High risk = potential for a high return

SECOND: Asset Allocation

- Determine the percentage you want invested in different asset types
  - How much in stock funds?
  - How much in bond funds?
  - How much elsewhere?

THIRD: Diversification

- Select your stock funds
- Select your bond funds

www.morningstar.com

- Provides information on all mutual funds
- Created a "5-star" rating system
- Created "style boxes" for mutual funds

An Example of Stock Fund Diversification

Value	Blend	Growth	
50%		15%	Large
25%		10%	Mid
			Small

An Example of Bond Fund Diversification

Short-term	Intermediate-term	Long-term	
50%	40%	10%	High Quality
			Medium Quality
			Low Quality

FOURTH: Rebalancing

- Make adjustments to your portfolio (i.e. sell and buy) to return to your original asset allocation percentages

Rebalancing Example

- You want 50% in Stock Fund A - $5,000
- You want 50% in Bond Fund B - $5,000
- A year later, Stock Fund A is worth $8,000 and Bond Fund B is worth $6,000
- Move $1,000 from Stock Fund A to Bond Fund B
- $7,000 in each fund -- you're back to 50/50

RESOURCES

- www.investopedia.com
- www.fool.com
- *The Only Investment Guide You'll Ever Need (Only Investment Guide You'll Ever Need)*
  - By Andrew Tobias
- *The Laws of Money, The Lessons of Life* and also
- *The Money Book for the Young, Fabulous & Broke*
  - by Suze Orman
- *The Truth About Money*
  - by Ric Edelman